VBI Vaccines Inc.

(formerly SciVac Therapeutics, Inc.)

Condensed Consolidated Financial Statements

(Unaudited)

For the Three and Nine Months Ended September 30, 2016

- - - - - - - - - -

1

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The unaudited condensed consolidated financial statements of VBI Vaccines Inc. (formerly SciVac Therapeutics, Inc.) (the “Company) are the responsibility of the Company’s management. The unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These condensed consolidated financial statements do not include all of the information and notes required by U.S. GAAP for complete financial statements. In the opinion of management, all normal and recurring adjustments considered necessary for a fair presentation of such financial statements have been included. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the entire year.

Management has developed and is maintaining a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded and financial information is reliable.

The Company’s Board of Directors (the “Board”) is responsible for ensuring management fulfills its responsibilities. The Company’s Audit Committee reviews the results of the condensed consolidated financial statements prior to their submission to the Board o for approval.

The condensed consolidated financial statements have not been audited.

/s/ Jeff Baxter	/s/ Egidio Nascimento
Jeff Baxter, CEO and Director	Egidio Nascimento, CFO

2

VBI Vaccines Inc.

(Formerly SciVac Therapeutics, Inc.)

Condensed Consolidated Balance Sheets (unaudited)

(Expressed in U.S. dollars in thousands)

	September 30, 2016	December 31, 2015
CURRENT ASSETS
Cash and cash equivalents	$16,715	$12,476
Trade accounts receivable, net	163	93
Inventory, net	824	1,316
Investment tax credits receivable	151	-
Other current assets	846	637
Total current assets	18,699	14,522

NON-CURRENT ASSETS
Long-term deposits	132	96
Other long term assets	497	291
Property and equipment, net	1,861	1,750
Intangible assets, net	66,549	386
Goodwill	1,714	-
Total non-current assets	70,753	2,523

TOTAL ASSETS	$89,452	$17,045

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Current portion of long-term debt	$1,995	$-
Trade accounts payable and accrued liabilities	6,840	1,346
Deferred revenues	61	-
Deferred revenues – related party	35	1,583
Total current liabilities	8,931	2,929

NON-CURRENT LIABILITIES
Liabilities for severance pay	356	344
Deferred revenues	669	200
Deferred revenues – related party	-	1,378
Total non-current liabilities	1,025	1,922

TOTAL LIABILITIES	9,956	4,851

STOCKHOLDERS’ EQUITY
Common Stock, no par value; unlimited shares authorized; 36,380,357 and 18,915,110, shares issued and outstanding at September 30, 2016 and December 31, 2015 respectively	122,564	44,369
Additional paid in capital	55,280	50,563
Accumulated other comprehensive loss	(1,779)	(963)
Accumulated deficit	(96,569)	(81,775)
Total stockholders’ equity	79,496	12,194

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$89,452	$17,045

These condensed consolidated financial statements were approved on November 9, 2016 by:

/s/ Jeff Baxter	/s/ Adam Logal
Jeff Baxter, Director	Adam Logal, Director

See accompanying Notes to Condensed Consolidated Financial Statements

3

VBI Vaccines Inc.

(Formerly SciVac Therapeutics, Inc.)

Condensed consolidated statements of loss and comprehensive loss (unaudited)

(Expressed in U.S. dollars in thousands, except share and per share information)

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015

Product revenues	$75	$21	$79	$353
Services revenues	37	25	123	344
Services revenues – related parties	4	58	12	268
Collaboration revenues	165	-	197	-
Total revenues	281	104	411	965

Cost of revenue and operations:
Cost of revenue	1,501	876	2,581	2,603
Research and development	3,371	13,620	5,748	13,846
General, administrative and selling	3,149	2,739	8,267	4,467
Total cost of revenue and operations	(8,021)	(17,235)	(16,596)	(20,916)

Loss from operations	(7,740)	(17,131)	(16,185)	(19,951)

Interest expense, net	62	374	90	1,112
Foreign exchange (gain) loss	(503)	1,643	(1,481)	1,089
Loss before incomes taxes	(7,299)	(19,148)	(14,794)	(22,152)

Income tax expense (benefit)	-	-	-	(131)
Net loss for the period	$(7,299)	$(19,148)	$(14,794)	$(22,021)

OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive (income) loss for the period	506	(244)	816	(66)

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	$(7,805)	$(18,904)	$(15,610)	$(21,955)

Basic and diluted net loss per share	$(0.20)	$(1.07)	$(0.54)	$(2.09)

Weighted average number of shares outstanding – basic and diluted	36,150,936	17,973,550	27,592,940	10,517,992

See accompanying Notes to Condensed Consolidated Financial Statements

4

VBI Vaccines Inc.

(Formerly SciVac Therapeutics, Inc.)

Condensed consolidated statement in stockholders’ equity (unaudited)

(Expressed in U.S. dollars in thousands, except share information)

	Number of common shares	Common Stock	Additional paid in capital	Accumulated other comprehensive loss	Accumulated deficit	Total Stockholders’ Equity

BALANCE AS OF DECEMBER 31, 2015	18,915,110	$44,369	$50,563	$(963)	$(81,775)	$12,194

Common shares issued on acquisition of VBI Vaccines (Delaware) Inc.	13,781,783	63,534	-	-	-	63,534
Common shares issued for cash related to a private placement	3,269,688	13,610	-	-	-	13,610
Stock options issued in acquisition	-	-	3,020	-	-	3,020
Stock-based compensation	395,276	964	780	-	-	1,744
Warrants issued in acquisition	-	-	940	-	-	940
Common shares issued for services	18,500	64	-	-	-	64
Net loss	-	-	-	-	(14,794)	(14,794)
Other comprehensive loss for the period	-	-	-	(816)	-	(816)
BALANCE AS OF SEPTEMBER 30, 2016	36,380,357	$122,541	$55,303	$(1,779)	$(96,569)	$79,496

See accompanying Notes to Condensed Consolidated Financial Statements

5

VBI Vaccines Inc.

(Formerly SciVac Therapeutics, Inc.)

Condensed consolidated statements of cash flows (unaudited)

(Expressed in U.S. dollars in thousands)

	Nine months ended September 30
	2016	2015

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss for the period	$(14,794)	$(22,021)

Income and expenses items not involving cash flows
Depreciation and amortization	440	361
Stock-based compensation and other expenses	1,808	2,127
Accretion of debt discount	9	-
Stock issued for in-process R&D acquisition expense	-	13,814
Non-cash interest on related party loans	-	469
Net change in operating working capital items (Note 12)	1,968	169
Net cash used in operating activities	(10,569)	(5,081)

CASH FLOWS FROM INVESTING ACTIVITIES

Cash acquired in business combination	2,126	-
Cash acquired on acquisition of Levon Resources Ltd.	-	20,444
Purchase of property and equipment	(311)	(359)
Changes in long-term deposits	(215)	22
Net cash provided by investing activities	1,600	20,107

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issuance of common shares for cash	13,610	-
Repayment of long-term debt	(375)	-
Loan from related parties	-	2,025
Loan repaid to related parties	-	(1,475)
Net cash provided by financing activities	13,235	550

Increase in cash and cash equivalents	4,266	15,576

Cash and cash equivalents at the beginning of the period	12,476	393

Effect of exchange rates on cash	(27)	43

Cash and cash equivalents at the end of the period	$16,715	$16,012

Supplementary information:
Interest paid	$111	$-
Capital expenditures included in trade accounts payable and accrued liabilities	31	-

See accompanying Notes to Condensed Consolidated Financial Statements

6

VBI Vaccines Inc.

(Formerly SciVac Therapeutics, Inc.)

Notes to condensed consolidated financial statements (unaudited)

For the nine months ended September 30, 2016

(Expressed in U.S. dollars in thousands)

1. NATURE OF BUSINESS AND CONTINUANCE OF OPERATIONS

Nature of business

VBI Vaccines Inc. (formerly SciVac Therapeutics, Inc.) (the “Company” or “VBI”) was incorporated under the laws of British Columbia on April 9, 1965.

The Company and its wholly-owned subsidiaries, VBI Vaccines (Delaware) Inc. (formerly Paulson Capital (Delaware) Corp.), a Delaware corporation (“VBI DE”); VBI DE’s wholly-owned subsidiary, Variation Biotechnologies (US), Inc., a Delaware corporation (“VBI US”); Variation Biotechnologies, Inc. a Canadian company and the wholly-owned subsidiary of VBI US (“VBI Cda”); SciVac Ltd. an Israeli company (“SciVac Israel”); and SciVac USA, LLC. a Florida limited liability company and wholly owned subsidiary of SciVac Israel (“SciVac US”), are collectively referred to as the “Company” or “VBI”.

The Company’s registered office is located at 1200 Waterfront Centre, 200 Burrard Street, Vancouver, BC V6C 3L6 with its principal office located at 222 Third Street, Suite 2241, Cambridge, MA 02142. In addition, the Company has manufacturing facilities located in Rehovot, Israel and research facilities located in Ottawa, Ontario, Canada.

The Company operates in one segment and therefore segment information is not presented.

Principal Operations

The Company is a commercial stage biopharmaceutical company developing next generation vaccines to address unmet needs in infectious disease and immuno-oncology. VBI currently manufactures and markets one product, Sci-B-Vac™, a third generation hepatitis B (“HBV”) vaccine for adults, children and newborns. While Sci-B-Vac has not yet been approved by the U.S. Food and Drug Administration (“FDA”) or the European Medicines Agency (the “EMA”), it is approved for use in Israel and 14 other countries.

The Company’s eVLP Platform technology allows for the development of enveloped (“e”) virus-like particle (“VLP”) vaccines that closely mimic the target virus to elicit a potent immune response. VBI is advancing a pipeline of eVLP vaccines, with lead programs in cytomegalovirus (“CMV”), an infection that, while common, can lead to serious complications in babies and people with weak immune systems, and glioblastoma multiforme, which is a form of brain cancer. In June 2016, the Company began enrolling patients into a Phase I clinical trial of its CMV vaccine candidate. The Company is also advancing its LPV™ Thermostability Platform, a proprietary formulation and process that allows vaccines and biologics to preserve stability, potency, and safety.

Mergers

On May 6, 2016 the Company completed its acquisition of VBI DE pursuant to an Agreement and Plan of Merger, dated October 26, 2015, as amended on December 17, 2015 (as amended, the “Merger Agreement”), by and among the Company, Seniccav Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of the Company (“Sub”), and VBI DE. Pursuant to the terms of the Merger Agreement, Sub merged with and into VBI DE, with VBI DE continuing as the surviving corporation and as a wholly owned subsidiary of the Company (the “Merger”). As a result of the Merger, the Company changed its name to VBI Vaccines Inc. See Note 5.

7

VBI Vaccines Inc.

(Formerly SciVac Therapeutics, Inc.)

Notes to condensed consolidated financial statements (unaudited)

For the nine months ended September 30, 2016

(Expressed in U.S. dollars in thousands)

Going concern and liquidity

The Company has a limited operating history and faces a number of risks, including but not limited to, uncertainties regarding demand and market acceptance of the Company’s products, reliance on major customers. The Company anticipates that it will continue to incur significant operating costs and losses in connection with the development of its products.

The Company has an accumulated deficit of $96,569 as of September 30, 2016 and $81,775 as of December 31, 2015, cash outflows from operating activities of $10,569 and $5,081 for the nine months ended September 30, 2016 and 2015, respectively.

We currently have an effective shelf registration statements on file with the SEC, of which was filed to register up to $150 million in any combination of common shares, warrants, or units, for future financing transactions. As of November 9, 2016, we have $150 million available for future financings under such shelf registration statement.

The Company will require significant additional funds to conduct clinical and non-clinical trials, achieve regulatory approvals, and, subject to such approvals, commercially launch its products. The matters described above raise substantial doubt about the Company’s ability to continue as a going concern. The Company plans to finance future operations with a combination of existing cash reserves, proceeds from the issuance of equity securities, the issuance of additional debt, and revenues from potential collaborations, if any. The accompanying unaudited condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern; however, the above conditions raise substantial doubt about the Company’s ability to do so. The unaudited condensed consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

2. BASIS OF PRESENTATION

Statement of compliance

These unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In the prior years, the Company prepared its financial statements under International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). On January 1, 2016, the Company changed its accounting principles from IFRS to U.S. GAAP. See Note 4 for a summary of the significant accounting differences between IFRS and U.S. GAAP. The change to U.S. GAAP was made retrospectively for all periods presented.

Basis of presentation

The accompanying unaudited condensed consolidated financial statements reflect all adjustments (consisting of normal recurring adjustments) which are, in the opinion of the Company’s management, necessary for a fair statement of the Company’s condensed consolidated financial position, results of operations and cash flows for the periods presented.

These unaudited condensed consolidated financial statements effectively include the operations of VBI DE and subsidiaries following the Merger on May 6, 2016.

These unaudited condensed consolidated financial statements include only significant events and transactions occurring since the last fiscal year end and are not fully inclusive of all matters required to be disclosed in annual audited consolidated financial statements. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the Company’s most recent annual audited consolidated financial statements for the year ended December 31, 2015, which were prepared in accordance with IFRS as issued by the IASB, however, the Company has changed from IFRS to U.S. GAAP and has consistently applied the accounting policies as discussed in Notes 3 and 4.

8

VBI Vaccines Inc.

(Formerly SciVac Therapeutics, Inc.)

Notes to condensed consolidated financial statements (unaudited)

For the nine months ended September 30, 2016

(Expressed in U.S. dollars in thousands)

Reverse Stock Split

On April 29, 2016, the Company completed a reverse stock split of its issued and outstanding shares of common stock at a ratio of 1 for 40 (the “Share Consolidation”). As a result of the Share Consolidation, the Company’s issued and outstanding stock decreased from 756,599,439 to approximately 18,915,110 shares of common stock, all with a no par value. All information related to common stock and earnings per share for prior periods has been retroactively adjusted to give effect to the Share Consolidation.

Basis of Consolidation

The unaudited condensed consolidated financial statements include the accounts of VBI (formerly SciVac Therapeutics Inc.) and its wholly owned subsidiaries, SciVac Israel, SciVac USA and Sub.

Controlling interest is determined by majority ownership interest and the absence of substantive third-party participating rights. Intercompany balances and transactions between the Company and its subsidiaries are eliminated in the consolidated financial statements.

Functional currency, reporting currency and foreign currency

The functional currency of the Company and the reporting currency of the consolidated financial statements is the U.S. dollar. Each of the Company’s subsidiaries determines its own respective functional currency, and this currency is used to separately measure each entity’s financial position and operating results.

When a subsidiary’s functional currency differs from the Company’s functional currency that subsidiary represents a foreign operation whose financial statements are translated into the Company’s functional currency so that they can be included in the consolidated financial statements. Assets and liabilities of foreign operations with a different functional currency from that of the Company are translated at the closing rate at the end of each reporting period. Profit or loss items are translated at average exchange rates for all the relevant periods. All resulting translation differences are recognized as a component of other comprehensive loss.

Foreign exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved, and re-measurement adjustments for foreign operations where the U.S. dollar is the functional currency, are included in operating results. Non-functional currency transaction gains and losses, and re-measurement adjustments were not material to the Company’s consolidated results of operations for any of the periods presented, and have been classified as a component of interest and other, net in the condensed consolidated statements of operations.

The determination of the Company and its subsidiaries’ functional currency

The functional currency of the Company and its subsidiaries is the currency of the primary economic environment and the Company reconsiders the functional currency if there is a change in events and conditions, which determined the primary economic environment.

Use of Estimates

Preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from the estimates made. We continually evaluate estimates used in the preparation of the consolidated financial statements for reasonableness. Appropriate adjustments, if any, to the estimates used are made prospectively based upon such periodic evaluation. The significant areas of estimation include determining the deferred tax valuation allowance, the estimated lives of property and equipment and intangible assets, the inputs in determining the fair value of equity based awards and the values ascribed to assets acquired and liabilities assumed in the business combination.

9

VBI Vaccines Inc.

(Formerly SciVac Therapeutics, Inc.)

Notes to condensed consolidated financial statements (unaudited)

For the nine months ended September 30, 2016

(Expressed in U.S. dollars in thousands)

3. SIGNIFICANT ACCOUNTING POLICIES

a. Cash and cash equivalents

Cash and cash equivalents consist of cash and demand deposits in banks, and other short-term, highly liquid investments that are readily convertible into cash with original maturities, when purchased, of less than three months.

b. Concentration of Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash, and trade accounts receivable. We place our cash primarily in commercial checking accounts. Commercial bank balances may from time to time exceed federal insurance limits.

c. Inventory

Inventory components include all raw materials, work-in-progress and finished goods. Cost is determined on a first-in, first-out basis. Inventory is valued at the lower of cost or market. The cost of inventories comprises costs of purchase and costs incurred in bringing the inventories to their present location and condition. Market means current replacement cost, which shall not exceed net realizable value and shall not be less than net realizable value reduced by an allowance for an approximately normal profit margin. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs of completion and estimated costs necessary to make the sale. On an annual basis, the Company evaluates the condition and age of inventories and makes provisions for slow moving inventories accordingly.

d. Property and equipment

Property and equipment are recorded at cost less accumulated depreciation and amortization.

The assets are depreciated by the straight-line method, over the estimated useful lives of the related assets as follows.

Number of years
Furniture and office equipment	5-10
Machinery and equipment	3-10
Computers	2-5
Leasehold improvements	shorter of useful life or the term of the lease

When assets are retired or otherwise disposed of, the cost and the related accumulated depreciation is removed from the accounts, and any resulting gain or loss is recognized in the consolidated statement of operations and member’s capital. The cost of maintenance and repairs is charged to expense as incurred; significant renewals and betterments are capitalized.

Impairment of long-lived assets

Non-current assets, such as property and equipment and finite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, then an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

e. Intangible assets and goodwill

Licenses and intellectual property

The Company’s intangible assets include license agreements with finite lives. Licenses obtained are recorded at cost less accumulated amortization and any impairment losses.

10

VBI Vaccines Inc.

(Formerly SciVac Therapeutics, Inc.)

Notes to condensed consolidated financial statements (unaudited)

For the nine months ended September 30, 2016

(Expressed in U.S. dollars in thousands)

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. The Company evaluates the carrying value of goodwill annually at the end of the calendar year and also between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit to which goodwill was allocated to below its carrying amount. Such circumstances could include, but are not limited to: (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. When evaluating goodwill for impairment, we may first perform an assessment qualitatively whether it is more likely than not that a reporting unit’s carrying amount exceeds its fair value, referred to as a “step zero” approach. If, based on the review of the qualitative factors, we determine it is not more likely than not that the fair value of a reporting unit is less than its carrying value, we would bypass the two-step impairment test. If we conclude that it is more likely than not that a reporting unit’s fair value is less than its carrying amount, we would perform the first step (“step one”) of the two-step impairment test. Step 1 compares the fair value of the group’s reporting units to which goodwill was allocated to their carrying values. If the fair value of the reporting unit exceeds its carrying value, no further analysis is necessary. The reporting unit fair value is based upon consideration of various valuation methodologies, including guideline transaction multiples, multiples of current earnings, and projected future cash flows discounted at rates commensurate with the risk involved. If the carrying amount of the reporting unit exceeds its fair value, Step 2 must be completed to quantify the amount of impairment. Step 2 calculates the implied fair value of goodwill by deducting the fair value of all tangible and intangible assets, excluding goodwill, of the reporting unit, from the fair value of the reporting unit as determined in Step 1. The implied fair value of goodwill determined in this step is compared to the carrying value of goodwill. If the implied fair value of goodwill is less than the carrying value of goodwill, an impairment loss, equal to the difference, is recognized. The Company has established August 31st as the date for its annual impairment test of goodwill.

Amortization

Amortization is calculated over the cost of the asset less its residual value. The Company amortizes intangible assets with finite lives on a straight-line basis over their estimated useful lives as follows:

Licenses	10 years
Intellectual property	remaining life of patents – 2 - 17 years

f. Research and development

All costs of research and development are expensed in the period incurred.

g. Acquired In-Process Research and Development (“IPR&D”)

The initial costs of rights to IPR&D projects acquired in an asset acquisition are expensed as IPR&D in the consolidated statements of loss unless the project has an alternative future use. These costs include initial payments incurred prior to regulatory approval in connection with research and development collaboration agreements that provide rights to develop, manufacture, market and/or sell pharmaceutical products.

IPR&D acquired in a business combination is capitalized as an intangible asset and tested for impairment at least annually until commercialization, after which time the IPR&D is amortized over its estimated useful life.

h. Revenue recognition

Product Revenues

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectability of the sales price is reasonably assured. Revenue from product sales is recognized when title and risk of loss have passed to the customer. Provisions for discounts, rebates and sales incentives to customers and returns and other adjustments are provided for in the period the related revenues are recorded. Rebate amounts are typically based upon the volume of purchases using contractual or statutory prices, which may vary by product and by payer. For each type of rebate, the factors used in the calculations of the accrual for that rebate include the identification of the products subject to the rebate, the applicable price terms, and the estimated lag time between sale and payment of the rebate, which can be significant. Sales incentives to customers are not material. Historical data is readily available and reliable, and is used for estimating the amount of the reduction in gross revenues.

11

VBI Vaccines Inc.

(Formerly SciVac Therapeutics, Inc.)

Notes to condensed consolidated financial statements (unaudited)

For the nine months ended September 30, 2016

(Expressed in U.S. dollars in thousands)

Service Revenues

Milestone payments related to arrangements to provide R&D services to third parties for which the Company has continuing performance obligations are recognized as revenue upon achievement of the milestone only if all of the following conditions are met: the milestone payments are non-refundable; there was substantive uncertainty at the date of entering into the arrangement that the milestone would be achieved; the milestone is commensurate with either the Company’s performance to achieve the milestone or the enhancement of the value of the delivered item by the Company; the milestone relates solely to past performance; and the amount of the milestone is reasonable in relation to the effort expended or the risk associated with the achievement of the milestone.

Collaboration Revenues

Milestone payments related to arrangements to provide R&D services with collaboration partners for which the Company has continuing performance obligations are recognized as revenue upon achievement of the milestone only if all of the following conditions are met: the milestone payments are non-refundable; there was substantive uncertainty at the date of entering into the arrangement that the milestone would be achieved; the milestone is commensurate with either the Company’s performance to achieve the milestone or the enhancement of the value of the delivered item by the Company; the milestone relates solely to past performance; and the amount of the milestone is reasonable in relation to the effort expended or the risk associated with the achievement of the milestone.

i. Government grants

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attached to them and that the grants will be received.

Government grants are recognized in profit or loss on a systematic basis over the periods in which the Company recognises as expenses the related costs for which the grants are intended to compensate. Specifically, government grants whose primary condition is that the Company should purchase, construct or otherwise acquire non-current assets are recognized as a deduction from the related asset in the consolidated balance sheet and transferred to profit or loss on a systematic and rational basis over the useful lives of the related assets.

j. Liability in respect of employee severance payments

The company’s liability for severance pay is calculated in accordance with Israeli law based on the most recent salary paid to employees and the length of employment in the Company. The Company records its obligation with respect of employee severance payments as if it was payable at each balance sheet date.

k. Income taxes

Deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities using enacted tax rates which will be in effect when the differences reverse. The Company provides a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely than not that the deferred tax asset will be realized.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The benefit is measured as the largest amount that is more likely than not to be realized upon ultimate settlement. The Company does not have any unrecognized tax benefit or accrued penalties and interest. If such matters were to arise, the Company would recognize interest and penalties related to income tax matters in income tax expense. The earliest open tax year subject to examination is 2008.

l. Fair value measurements of financial instruments

Accounting guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability (the exit price) in an orderly transaction between market participants at the measurement date. The accounting guidance outlines a valuation framework and creates a fair value hierarchy in order to increase the consistency and comparability of fair value measurements and the related disclosures. In determining fair value, the Company uses quoted prices and observable inputs. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources.

12

VBI Vaccines Inc.

(Formerly SciVac Therapeutics, Inc.)

Notes to condensed consolidated financial statements (unaudited)

For the nine months ended September 30, 2016

(Expressed in U.S. dollars in thousands)

The fair value hierarchy is broken down into three levels based on the source of inputs as follows:

Level 1 — Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 — Valuations based on observable inputs and quoted prices in active markets for similar assets and liabilities.

Level 3 — Valuations based on inputs that are unobservable and models that are significant to the overall fair value measurement.

Financial instruments recognized in the consolidated balance sheet consist of cash and cash equivalents, investment tax credits, receivables and government receivables, accounts payable and accrued liabilities. The Company believes that the carrying value of its current financial instruments approximates their fair values due to the short-term nature of these instruments. The Company does not hold any derivative financial instruments.

Money market funds are highly liquid investments. The pricing information on these investment instruments is readily available and can be independently validated as of the measurement date. This approach results in the classification of these securities as Level 1 of the fair value hierarchy. The Company has not experienced any losses relating to such accounts and believes it is not exposed to a significant credit risk on its cash and cash equivalents. The carrying value of cash and cash equivalents approximates their fair value based on their short-term maturities.

At September 30, 2016 and December 31, 2015, the fair value of our outstanding debt is estimated to be approximately $1,971 and $0, respectively.

In determining the fair value of the long-term debt, which consists of level 3 inputs, as of September 30, 2016 and December 31, 2015, the Company used the following assumptions:

	September 30, 2016	December 31, 2015
Long-term debt:
Interest rate	12.0%	-
Discount rate	13.7%	-
Expected time to payment in months	11	-

m. Loss per share

Basic loss per share is computed by dividing net loss by the weighted average number of shares outstanding during the period. Diluted loss per share is computed by dividing net loss by the weighted average number of shares outstanding and the impact of all dilutive potential shares. There is no dilutive effect on the earnings per share for all periods presented.

n. Operating lease

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

o. Equity-based payments to non-employees

The Company accounts for share-based awards to employees and directors in accordance with the provisions of ASC 718, Compensation—Stock Compensation. Under ASC 718, share-based awards are valued at fair value on the date of grant or revalued when adopted as part of a business combination, and that fair value is recognized over the requisite service period. The Company values its stock options using the Black-Scholes option pricing model.

The Company accounts for share-based payments to non-employees issued in exchange for services based upon the fair value of the equity instruments issued, in conformity with authoritative guidance issued by the FASB. Compensation expense for stock options issued to non-employees is calculated using the Black-Scholes option pricing model and is recorded over the service performance period. Options subject to vesting are required to be periodically remeasured over their service performance period.

13

VBI Vaccines Inc.

(Formerly SciVac Therapeutics, Inc.)

Notes to condensed consolidated financial statements (unaudited)

For the nine months ended September 30, 2016

(Expressed in U.S. dollars in thousands)

p. Investment tax credits

VBI is eligible to receive certain refundable investment tax credits, which are earned as a result of qualifying research and development expenditures and are recognized when the expenditures are made and their realization is reasonably assured. They are applied to reduce related capital cost and research and development expense in the year recognized.

The Company’s claim for Scientific Research and Experimental Development (SR&ED) deductions and related investment tax credits for income tax purposes are based upon management’s interpretation of the applicable legislation in the Income Tax Act (Canada). These amounts are subject to review and acceptance by the Canada Revenue Agency and may be subject to adjustment.

q. Contingencies

From time to time, the Company may be involved in certain claims and litigation arising out of the ordinary course and conduct of business. Management assesses such claims and, if it considers that it is probable that an asset had been impaired or a liability had been incurred and the amount of loss can be reasonably estimated, provisions for loss are made based on management’s assessment of the most likely outcome.

NEW ACCOUNTING PRONOUNCEMENTS

Beginning January 1, 2016, the Company changed its accounting from IFRS to U.S. GAAP. The change was made retrospectively for all periods presented. The change to U.S. GAAP included the adoption of any relevant accounting pronouncements effective for the fiscal years ended prior to January 1, 2016.

Recently Adopted Accounting Pronouncements

Income Taxes

In November 2015, the FASB issued ASU No. 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes,” which requires deferred tax liabilities and assets to be classified as noncurrent in a classified statement of financial position. We early adopted the provisions of this ASU prospectively in the fourth quarter of 2015, and did not retrospectively adjust the prior periods. The adoption of this ASU simplifies the presentation of deferred income taxes and reduce complexity without decreasing the usefulness of information provided to users of financial statements. The adoption of ASU 2015-17 during the first quarter of 2016 did not have a significant impact on our condensed consolidated financial statements.

Consolidation

In February 2015, the FASB issued ASU No. 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis,” which amends current consolidation guidance including changes to both the variable and voting interest models used by companies to evaluate whether an entity should be consolidated. The requirements from ASU 2015-02 were effective for the Company beginning January 1, 2016. Our adoption of ASU 2015-02 in the first quarter of 2016 did not have a material impact on our condensed consolidated financial statements.

In September 2015, the FASB issued ASU No. 2015-16, “Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments,” which replaces the requirement that an acquirer in a business combination account for measurement period adjustments retrospectively with a requirement that an acquirer recognize adjustments to the provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. ASU 2015-16 requires that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. Our early adoption of ASU 2015-16 in the first quarter of 2016 did not have a significant impact on our condensed consolidated financial statements.

14

VBI Vaccines Inc.

(Formerly SciVac Therapeutics, Inc.)

Notes to condensed consolidated financial statements (unaudited)

For the nine months ended September 30, 2016

(Expressed in U.S. dollars in thousands)

Recently Issued Accounting Standards, not yet Adopted

Inventory

In July 2015, the FASB issued ASU No. 2015-11, “Inventory (Topic 330): Simplifying the Measurement of Inventory,” which changes the measurement principle for entities that do not measure inventory using the last-in, first-out (“LIFO”) or retail inventory method from the lower of cost or market to lower of cost and net realizable value. ASU 2015-11 is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years, with early adoption permitted. The Company does not believe that this new guidance will have a material impact on its consolidated financial statements and footnote disclosures.

Stock Compensation

In March 2016, the FASB issued ASU No. 2016-09, “Compensation - Stock Compensation (Topic 718),” which simplifies several aspects of the accounting for share-based payment award transactions, including the income tax consequences, classification of awards as either equity or liabilities, classification on the statement of cash flows and accounting for forfeitures. ASU No. 2016-09 will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years, with early adoption permitted. The Company does not believe that this new guidance will have a material impact on its consolidated financial statements and footnote disclosures.

Leases

In February 2016 the FASB issued ASU 2016-02: Leases. The ASU introduces a lessee model that brings most leases on the balance sheet. The new standard also aligns many of the underlying principles of the new lessor model with those in ASC 606, the FASB’s new revenue recognition standard (e.g., those related to evaluating when profit can be recognized). Furthermore, the ASU addresses other concerns related to the current leases model. For example, the ASU eliminates the requirement in current U.S. GAAP for an entity to use bright-line tests in determining lease classification. The standard also requires lessors to increase the transparency of their exposure to changes in value of their residual assets and how they manage that exposure. The update is Effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is currently evaluating the impact this new guidance will have on its consolidated financial statements and related disclosures.

Revenue from Contracts with Customers

In May 2014, The FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). ASU 2014-09 outlines a single comprehensive model to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. ASU 2014-09 also requires entities to disclose sufficient information, both quantitative and qualitative, to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. An entity should apply the amendments in this ASU using one of the following two methods: 1. Retrospectively to each prior reporting period presented with a possibility to elect certain practical expedients, or, 2. Retrospectively with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application. If an entity elects the latter transition method, it also should provide certain additional disclosures. For a public entity, the amendments in ASU 2014-09 were to be effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. In July 2015, the FASB voted for a one year deferral of the effective date of ASU 2014-09 and issued an exposure draft. The new guidance will be effective for annual periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Early application is permitted for periods beginning after December 15, 2016. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and footnote disclosures.

15

VBI Vaccines Inc.

(Formerly SciVac Therapeutics, Inc.)

Notes to condensed consolidated financial statements (unaudited)

For the nine months ended September 30, 2016

(Expressed in U.S. dollars in thousands)

Presentation of Financial Statements—Going Concern

In August 2014, the FASB issued Accounting Standards Update No. 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”). ASU 2014-15 provides guidance on management’s responsibility in evaluating whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable). ASU 2014-15 also provides guidance related to the required disclosures as a result of management evaluation. The amendments in ASU 2014-15 are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The Company does not expect that the adoption of this new guidance will have a material impact on its consolidated financial statements.

Cash Flow Classification

The FASB issued ASU 2016-15, an accounting standard that affects the classification of certain cash receipts and cash payments on the statement of cash flows. The standard provides guidance on eight issues: debt prepayment or extinguishment costs, settlement of zero-coupon bonds or bonds issued at a discount with insignificant cash coupon, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate-owned life insurance policies, distributions received from equity method investees, beneficial interests in securitization transactions, separately identifiable cash flows and applying the predominance principle. The FASB expects the new guidance to reduce diversity in practice in certain areas for which authoritative guidance did not previous exist. The standard is effective for public business entities for fiscal years beginning after December 15, 2017 including interim periods within those fiscal years. All entities may early adopt the standard for annual and interim periods only if they adopt all issues at the same time. The Company is currently evaluating the impact this new guidance will have on its consolidated financial statements and related disclosures.

4. RECONCILIATION BETWEEN IFRS AND U.S. GAAP

a. Acquisition of an IPR&D

On July 9, 2015, the Company completed a license agreement (the “CLS License Agreement”) with CLS Therapeutics Limited, a Guernsey company (“CLS”), pursuant to which CLS has granted to the Company, an exclusive, worldwide, perpetual and fully paid-up license (including the right to a sublicense) to all of CLS’ patents, know-how and related improvements with respect to the Deoxyribonuclease enzyme (“DNASE”), including the exclusive right to research, develop, manufacture, have manufactured, use, sell, offer for sale, import, export, market and distribute products with respect to DNASE for all indications (collectively, the “Licensed Technology”). Pursuant to the CLS License Agreement, the Company agreed to issue to CLS 3,685,076 common shares, with a fair value of $13,814 at the date of the acquisition.

The fair value of the intangible asset was recognized as $13,814, being the fair value of the shares issued on acquisition, and the net carrying amount as at December 31, 2015 was $12,797 under IFRS. As a result, of conforming to U.S GAAP, the Company wrote off the December 31, 2015 carrying amount of $12,797 pursuant to ASC 730 and reversed previously recognized amortization expense of $1,017 for the total acquisition fair value of $13,814 as a R&D expense at the date of acquisition, net of the translation impact on the statement of comprehensive loss.

16

VBI Vaccines Inc.

(Formerly SciVac Therapeutics, Inc.)

Notes to condensed consolidated financial statements (unaudited)

For the nine months ended September 30, 2016

(Expressed in U.S. dollars in thousands)

b. Accounting for the residual amount in reverse acquisition

On July 9, 2015, as a result of the reverse takeover transaction, under IFRS, the Company recognized a listing expense of $1,353, which reflects the difference between the fair value of the Company’s common shares deemed to have been issued to Levon Resources, Ltd’s (“Levon”) shareholders and Levon’s net assets acquired. According to U.S. GAAP, this difference should be treated as a capital reduction. As a result, the Company recognized a reduction from common stock and additional paid-in capital in the amount $1,353 with a corresponding decrease in net loss during the nine months ended September 30, 2015.

c. Liability for severance pay

Under IFRS, the Company measured its obligation for severance pay using the ‘projected unit credit method which is an actuarial based method. Under U.S. GAAP, the Company measures this obligation as the amount payable at each balance-sheet date. In accordance with IFRS, the obligation was previously shown on a net basis whereas under U.S. GAAP the amount is now shown on a gross basis.

5. CONSUMMATION OF MERGER

On May 6, 2016, the Company completed its acquisition of VBI DE. Pursuant to the Merger Agreement, a wholly owned subsidiary of the Company merged with and into VBI DE, with VBI DE continuing as the surviving corporation and as a wholly owned subsidiary of the Company.

At the effective time of the Merger (the “Effective Time”), each issued and outstanding share of VBI DE’s common stock, par value $0.0001 per share (“VBI DE Common Stock”), was converted into the right to receive common shares of the Company, having no par value per share (“Common Shares”), in the ratio of 0.520208 Common Shares for each share of VBI DE Common Stock (the “Exchange Ratio”). The Exchange Ratio gives effect to the 1:40 share consolidation of Common Shares effected on April 29, 2016. In addition, each outstanding option or warrant to purchase a share of VBI DE Common Stock was converted into an option or warrant to purchase, on the same terms and conditions, a number of Common Shares (rounded down to the nearest whole share) equal to the product of (i) the number of shares of VBI DE Common Stock subject to such option or warrant multiplied by (ii) the Exchange Ratio at an exercise price per share computed by dividing the per share exercise price under each such option or warrant by the Exchange Ratio and rounding up to the nearest cent.

The foregoing description of the Merger Agreement is only a summary and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Annex A to the Company’s Registration Statement on Form F-4 (File No. 333- 208761), originally filed with the Securities and Exchange Commission on December 23, 2015, as amended (the “F-4”).

The consideration was approximately $67.5 million and consisted of approximately (i) $63.5 million in the Company’s common stock (13,781,907 shares), valued based on the closing price of the Company’s stock on May 6, 2016 or $4.61, (ii) $3 million representing the fair value of the Company’s stock options issued to VBI DE employees and (iii) $0.9 million representing the fair value of the Company’s common stock warrants issued to VBI DE warrant holders.

The fair value of the assets acquired and liabilities assumed were based on management estimates. The significant intangible assets to be recognized in the valuation are in-process research and development (“IPR&D”) related to four primary products which all have been determined to have indefinite lives until the underlying development programs are completed. Acquired IPR&D represents the fair value assigned to research and development assets that we acquire as part of business combinations, and which have not been completed at the date of acquisition. The acquired IPR&D is capitalized as an intangible asset and tested for impairment at least annually until commercialization, after which time the IPR&D is amortized over its estimated useful life. We utilize a discounted probable future cash flow model on a project-by-project basis to value acquired IPR&D. Significant assumptions used in the model include the period in which material net cash inflows from significant projects are expected to commence, anticipated material changes from historical pricing, margins and expense levels and an appropriate risk adjusted discount rate applied to the project’s cash flows.

17

VBI Vaccines Inc.

(Formerly SciVac Therapeutics, Inc.)

Notes to condensed consolidated financial statements (unaudited)

For the nine months ended September 30, 2016

(Expressed in U.S. dollars in thousands)

The following allocation of the aggregate fair value is preliminary and subject to adjustment based on the fair value of the assets acquired and the liabilities assumed.

Current assets	$3,308
Property and equipment	138
Identifiable intangible assets - IPR&D	66,200
Total assets acquired	69,646

Current Liabilities	(1,505)
Long-term debt	(2,361)
Total liabilities assumed	(3,866)

Net assets acquired	$65,780

The purchase price exceeded the fair value of the net identifiable assets acquired by $1,714, which was recorded as goodwill.

The consolidated results of operations do not include any revenues or expenses related to the acquired business on or prior to May 6, 2016, the date of the acquisition. The Company’s unaudited pro-forma results for nine months ended September 30, 2016 and 2015 summarize the combined results in the following table, assuming the acquisition had occurred on January 1, 2015 and after giving effect to the acquisition adjustment.

These unaudited pro-forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations nor to be indicative of future results of operations.

(in thousands, except per share data)	For nine months ended September 30, 2016	For nine months ended September 30, 2015
Revenue	$411	$1,353
Net loss	$(20,172)	$(31,591)
Net loss per share	$(0.56)	$(1.14)

Shares	36,150,936	27,736,402

Name Change and Exchange Listings

On the Closing Date, the Company changed its name to “VBI Vaccines Inc.” and received approval for the listing of Common Shares on The Nasdaq Capital Market.

The Common Shares commenced trading on The Nasdaq Capital Market at the opening of trading on May 9, 2016 under the Company’s new name and the ticker symbol VBIV.

Prior to the Merger, the Company’s Common Shares were listed on the Toronto Stock Exchange (the “TSX”) under the symbol “VAC”. Following the Effective Time of the Merger, the Common Shares began to trade on the TSX under the new symbol, “VBV”.

6. LOSS PER SHARE OF COMMON STOCK

Basic loss per share is computed by dividing net loss applicable to common stockholders by the weighted average number of shares of common stock outstanding during each period. Diluted loss per share includes the effect, if any, from the potential exercise or conversion of securities, such as convertible preferred stock, warrants and stock options, which would result in the issuance of incremental shares of common stock. In computing the basic and diluted net loss per share applicable to common stockholders, the weighted average number of shares remains the same for both calculations due to the fact that when a net loss exists, dilutive shares are not included in the calculation. These potentially dilutive securities are more fully described in Note 7, Stockholders’ Equity and Additional Paid-in Capital.

18

VBI Vaccines Inc.

(Formerly SciVac Therapeutics, Inc.)

Notes to condensed consolidated financial statements (unaudited)

For the nine months ended September 30, 2016

(Expressed in U.S. dollars in thousands)

The following potentially dilutive securities outstanding at September 30, 2016 and 2015 have been excluded from the computation of diluted weighted average shares outstanding, as they would be antidilutive:

	As of September 30, 2016	As of September 30, 2015

Warrants	363,771	-
Restricted stock awards	553,124	-
Stock options	2,213,062	-
	3,129,957	-

7. STOCKHOLDERS’ EQUITY AND ADDITIONAL PAID-IN CAPITAL

Equity Compensation Plans

The Company’s equity compensation plans are approved by and administered by the Board and its Compensation Committee. The Board designates, in connection with recommendations from the Compensation Committee, eligible participants to be included under the plan, and designates the number of options, exercise price and vesting period, if any.

At the effective time of the merger, each outstanding option or warrant to purchase a share of VBI DE common stock, whether vested or unvested or exercisable or unexercisable, and so long as such option or warrant had not, prior to the effective time of the merger, been exercised, cancelled, terminated or expired, will be deemed to constitute an option or warrant to purchase, on the same terms and conditions, a number of the Company’s common shares (rounded down to the nearest whole share) equal to the product of (i) the number of shares of VBI common stock subject to such option or warrant multiplied by (ii) the exchange ratio of 0.520208 at an exercise price per share computed by dividing the per share exercise price under each such option or warrant by the exchange ratio and rounding up to the nearest cent.

The maximum number of restricted stock units or options issuable under the option plans is summarized in the following table:

	Number of Options or Units
	Units or Options Outstanding	Units or Options Expired / Forfeited	Units or Options Issued	Units or Options Available for Future Grants	Total

VBI DE adopted option plans	2,104,312	-	-	-	2,104,312
2016 VBI Equity Incentive Plan – Restricted Stock Units	553,124	41,600	395,276	-	990,000
2016 VBI Equity Incentive Plan – Options	108,750	-	-	434,973	543,723

Total as at September 30, 2016	2,766,186	41,600	395,276	434,973	3,638,035

19

VBI Vaccines Inc.

(Formerly SciVac Therapeutics, Inc.)

Notes to condensed consolidated financial statements (unaudited)

For the nine months ended September 30, 2016

(Expressed in U.S. dollars in thousands)

The fair value of the options expected to vest is recognized as an expense on a straight-line basis over the vesting period. The total stock-based compensation expense includes both options and restricted stock units recorded in the nine months ended September 30, 2016 and 2015 was as follows:

	Nine Months Ended September 30
	2016	2015

General and administrative	$1,128	-
Research and development	616	-
Total stock-based compensation expense	$1,744	-

Warrants

Each warrant to purchase one share of VBI DE Common Stock, each referred to as VBI DE Warrant, that was outstanding immediately prior to the effective time was adopted and converted into and became rights with respect to SciVac common shares, and SciVac assumed each VBI DE Warrant, in accordance with the terms of the VBI DE Warrant, except that from and after the effective time, (i) each VBI DE Warrant assumed by SciVac may be exercised solely for Common Shares (or cash, if so provided under the terms of such VBI DE Warrant), (ii) the number of Common Shares subject to such VBI DE Warrant will be equal to the number of shares of VBI DE Common Stock subject to such VBI DE Warrant immediately prior to the effective time multiplied by the exchange ratio, rounded down to the nearest whole share, and (iii) the per share exercise price under each such VBI DE Warrant will be adjusted by dividing the per share exercise price under each such VBI DE Warrant by the exchange ratio and rounding up to the nearest cent. The warrants expire on July 25, 2019.

The 363,771 outstanding warrants following the Merger entitle the holders to purchase 363,771 common shares. The exercise price for the warrants is $4.13. Assuming the funding of an additional $3 million advance under the Facility, which is contingent on the Company achieving certain operational milestones, the Company will issue to the lender warrants to purchase an additional 363,771 shares of the common stock at an exercise price equal to the 10-day volume weighted average price of the common stock reported by Bloomberg LP for the 10 trading days preceding the date of the advance.

8. LONG-TERM DEBT

As a result of the Merger, the Company through VBI DE now has a term loan facility with Perceptive Credit Opportunities Fund, LP (the “Lender”) in the amount of $6 million (the “Facility”), with the initial advance of $3 million drawn down on prior to the Merger and the balance becoming available once certain product development milestones have been achieved. Borrowings under the Facility are secured by all of VBI DE assets. The amounts drawn on the facility accrue interest at an annual rate equal to the greater of (a) one-month LIBOR (subject to a 5.00% cap) or (b) 1.00%, plus the Applicable Margin. The Applicable Margin will be 11.00%. The interest rate as of September 30, 2016 was 12%. Upon the occurrence, and during the continuance, of an event of default, the Applicable Margin, defined above, will be increased by 4.00% per annum. This term loan facility matures July 25, 2017 and includes both financial and non-financial covenants, including a minimum cash balance requirement. The company is in compliance with the covenants as of September 30, 2016.

Long-term debt consisted of the following at September 30, 2016:

Total principal balance outstanding, net of $15 discount	$1,995
Less current maturities	(1,995)
Long-term debt, net of current maturities	$-

Total interest paid for the three and nine months ended September 30, 2016 was $62 and $111, respectively.

20

VBI Vaccines Inc.

(Formerly SciVac Therapeutics, Inc.)

Notes to condensed consolidated financial statements (unaudited)

For the nine months ended September 30, 2016

(Expressed in U.S. dollars in thousands)

9. INVENTORY, NET

Inventory is stated at the lower of cost or market and consist of the following:

	As of September 30, 2016	As of December 31, 2015

Finished goods	$152	$4
Work-in-process	141	347
Raw materials	531	965
	$824	$1,316

During the three months ended September 30, 2016, the Company recorded a provision of approximately $321 for excess raw materials in inventory which are no longer expected to be used in the manufacturing process.

10. DEFERRED REVENUE AND RELATED PARTY TRANSACTIONS

Prior to the Merger, one of the Company’s directors was also the chairman of the board of Kevelt AS (“Kevelt”), a company incorporated under the laws of Estonia and a wholly owned subsidiary of OAO Pharmsynthez (“Pharmsynthez”), a shareholder of the Company and was also the chairman of the board of Pharmsynthez. Following the merger, in accordance with the merger agreement, this director resigned. Therefore, the related party deferred revenue balances at July 9, 2015 of $2,961 were reclassified to non-related party deferred revenue following the Merger and following the termination from Kevelt, described below, we further reclassified $2,492 to accrued liabilities.

	As of September 30, 2016	As of December 31, 2015

Short-term deferred revenue	$61	$-
Short-term deferred revenue – related party	35	1,583
Long-term deferred revenue	669	200
Long-term deferred revenue – related party	-	1,378
	$765	$3,161

i. On April 26, 2013, SciVac Israel entered into a Development and Manufacturing Agreement (“DMA”) with Kevelt, pursuant to which SciVac agreed to develop the manufacturing process for the production of clinical and commercial quantities of certain materials in drug substance form for an aggregate amount of $4,279. The original term of the Agreement was for a period of one year commencing April 26, 2013, but pursuant to the terms of the agreement, the term automatically renews thereafter for successive additional one-year periods, unless the parties fail to agree on the terms applicable to any renewal term and either party provides at least 30 days prior written notice of non-renewal to the other. On July 30, 2016, we received a letter of termination from Kevelt, in part containing a request for refund of the $2.5 million balance it had previously funded the Company. The Company reclassified this amount to accrued liabilities as of June 30, 2016. The Company has evaluated the DMA with respect to the termination, applied deferred costs, deposits and estimated effort incurred to-date related to the project and has proposed a settlement to Kevelt of approximately $800. The Company is awaiting a response from Kevelt.

On December 10, 2015, the Company entered into a Settlement Agreement and three separate Termination Agreements (which formed appendices thereto) with Pharmsynthez, to put into order the outstanding agreements and understandings between the parties. Further to this Settlement Agreement, the following agreements remain in force (in addition to the Termination Agreements):

ii. On December, 29, 2014, SciVac entered into an exclusive distribution agreement with Pharmsynthez, pursuant to which SciVac appointed Pharmsynthez as the exclusive distributor of Sci-B-Vac™ in the Russian Federation for a term of five years. The term of the agreement will automatically continue at the expiration of the initial term, unless either party provides written notice to the other party at least 90 days prior to the termination of the initial term. The agreement provides that Pharmsynthez must purchase certain minimum quantities of Sci-B-Vac™ per each quarter during the term of the agreement, and failure to do so will entitle SciVac to either terminate Pharmsynthez’s exclusivity rights or terminate the agreement. Further to the abovementioned Settlement Agreement, the aggregate amount of $468 already remitted to SciVac by Pharmsynthez is to be credited against future orders of products by Pharmsynthez in accordance with the terms and conditions of the Distribution Agreements. The deposit has been classified as long-term deferred revenue in December 31, 2015 and September 30, 2016. During the nine months ended September 30, 2016 and 2015, no revenue was recognized as contract research and development revenue on completion of the milestones.

21

VBI Vaccines Inc.

(Formerly SciVac Therapeutics, Inc.)

Notes to condensed consolidated financial statements (unaudited)

For the nine months ended September 30, 2016

(Expressed in U.S. dollars in thousands)

iii. SciVac Israel entered into a material transfer agreement with OJSC Pharmsynthez and Ferring International Center S.A. (“Ferring”), dated as of April 30, 2014, pursuant to which SciVac and Pharmsynthez agreed to provide rhDNase I material to Ferring for research purposes. The agreement has a one-year term but the parties are permitted to terminate the agreement at any time by providing 30 days prior written notice to the other parties.

iv. SciVac Israel entered into a services agreement with OPKO Biologics Ltd. (“OPKO Bio”), a wholly-owned subsidiary of OPKO Health, Inc., a related party shareholder of the Company, dated as of March 15, 2015 which was amended January 25, 2016, pursuant to which SciVac agreed to provide certain aseptic process filling services to OPKO Bio. The terms of the service agreements are based on market rates and comparable to other non-related party service agreements.

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Services revenues from related parties:
OPKO Bio	$4	$3	$12	$140
Kevelt	-	55	-	128
	$4	$58	$12	$268

	As at September 30, 2016	As at December 31, 2015
Deferred revenue from related parties:
OPKO Bio	$35	$-
Kevelt	-	2,493
Pharmsynthez	-	468
	$35	$2,961

Subsequent to the Merger on May 6, 2016, Kevelt and Pharmsynthez are no longer considered related parties.

11. SHARE CAPITAL

Private placement

On June 20, 2016, the Company closed an equity private placement (the “Private Placement”). Under the terms of the financing, the Company sold an aggregate of 3,269,688 of its common shares at a price of approximately $4.16 per share for total gross proceeds of approximately $13.7 million.

The Company intends to use the proceeds of the Private Placement for working capital and general corporate purposes, including the continued development of its growing vaccine pipeline.

The securities sold in the Private Placement have not been registered under the Securities Act of 1933, as amended, and may not be resold absent registration under or exemption from such Act.

22

VBI Vaccines Inc.

(Formerly SciVac Therapeutics, Inc.)

Notes to condensed consolidated financial statements (unaudited)

For the nine months ended September 30, 2016

(Expressed in U.S. dollars in thousands)

12. CASH FLOW INFORMATION

	Nine months ended September 30,
	2016	2015
Change in working capital:
Decrease (increase) in trade account receivable	$(35)	$173
Decrease (increase) in inventory	272	310
Decrease (increase) in investment tax credits receivable	56	-
Decrease (increase) in other current assets	583	(289)
Decrease in other long-term assets	15	25
Increase in trade account payable and accrued liabilities	1,835	3
Increase (decrease) in deferred revenues, including related parties	(758)	(53)
Change in working capital, net	$1,968	$169

Supplemental non-cash investing and financing activities:
Issuance of common stock on acquisition of VBI DE	$63,534	$-
Warrants adopted in acquisition	940	-
Options adopted in acquisition	3,020	-

13. CONTINGENCIES

Legal Proceedings

On August 2, 2015, the Company was served with a Motion to Approve a Class Action (the “Motion”) filed by a minor represented by his father. The Motion and underlying claim was filed in response to the recall of Sci-B-Vac, per the notice published on July 29, 2015 by the Israeli Ministry of Health. The Company then notified its insurance broker. The Company has agreed with the plaintiff for a settlement in the amount of NIS 75,000 which the Company expects to be fully covered by its insurance policy. The plaintiff filed a motion to withdraw the Motion and underlying claim on April 19, 2016. This motion to withdraw and the above-mentioned amount are subject to the approval of the court. On May 3, 2016, the court responded, requiring the plaintiff to provide further details for the settlement within 7 days. The plaintiff’s attorney filed the details for the fees. However, the court did not accept the plaintiff’s explanations and dismissed the request for payment, in its entirety. The court did grant the withdrawal of the Motion to Approve the Class Action, ordered the abatement of the lawsuit and dismissed the request to approve the class action.

Licensing

a)	In connection with the acquisition of the eVLP technology, VBI DE agreed to make certain contingent payments as follows:

The Company is committed to make further contingent payments pursuant to defined milestones in the Securities Purchase Agreement depending on whether there continue to exist any issued and valid claims on the acquired patents. Contingent payments include:

●	Upon first approval in the U.S. or the European Union: €500,000 to €1,000,000;

●	Upon commercialization when cumulative net sales equals or exceeds:

	o	€25,000,000: €750,000 to €1,500,000; and,

	o	€50,000,000: €1,000,000 to €2,000,000;

●	Upon commercialization by one or more sublicenses when cumulative net sales equals or exceeds:

	o	€25,000,000: €375,000 to €750,000;

	o	€50,000,000: €375,000 to €750,000;

	o	€75,000,000: €500,000 to €1,000,000;

	o	€100,000,000: €500,000 to €1,000,000,

	o	VBI will be obligated to pay to the sellers the balance still owing on the total €3,500,000 when either cumulative net sales of €50,000,000 by VBI or €100,000,000 by VBI and its sublicensees is achieved.

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VBI Vaccines Inc.

(Formerly SciVac Therapeutics, Inc.)

Notes to condensed consolidated financial statements (unaudited)

For the nine months ended September 30, 2016

(Expressed in U.S. dollars in thousands)

The Company is further committed to pay all costs of protecting the patents and making contingent payments to the licensor of the acquired patents pursuant to defined milestones in an amendment to the related license agreement which include: royalty fees ranging between 0.75% and 1.75% depending on the level of net sales; and, lump sum payments ranging from €50,000 to €1,000,000 depending on the stage of clinical development and ultimately commercial approval. Additionally, 5% to 25% of any sublicensing fees depending on stage of clinical development are also payable to the licensor.

Except for the Transfer Payment, which became due upon successful technology transfer to a contract manufacturing organization, and the successful filing of an IND application as well as the start of the Phase 1 clinical trial, the events obliging the Company to make these payments have not yet occurred and the probability of them occurring is not determinable; consequently, no amounts are accrued in respect of these contingencies which have not yet occurred.

b)	The Company’s manufactured and marketed product, Sci-B-Vac™, is a recombinant third generation hepatitis B vaccine whose sales and territories are governed by the Ferring License Agreement (“License Agreement”. Under the License Agreement the Company is committed to pay Ferring royalties equal to 7% of net sales (as defined therein). Royalty payments of $6, and $25 were recorded in cost of revenues for the nine months ended September 30, 2016, and 2015, respectively. In addition, the Company is committed to pay 30% of any and all non-royalty consideration, in any form, received by Company from such sub-licensees (other than consideration based on net sales for which a royalty is due under the License Agreement), provided that the payment of 30% shall not apply to a grant of rights in or relating to: (i) the territory “(Territory”)as such term was defined prior to an amendment dated January 24, 2005; or (ii) the Berna Territory (as defined in therein).

The Company is to pay Ferring the above-mentioned royalties on a country-by-country basis until the date which is ten (10) years after the date of commencement of the first royalty year in respect of such country (“License Period”). Upon expiry of the full term of the first License Period having commenced, the Company shall have the option to extend the License Agreement in respect of all the countries that still make up the Territory (as defined in the License Agreement) (as from the respective date of expiry) for an additional seven (7) years by payment to Ferring of a one-time lump sum payment of $100. Royalties will continue to be payable for the duration of the extended License Periods. When the license has been in effect for, and elapsed after, a seventeen (17) year License Period with respect to a country in the Territory, the Company shall thereafter have a royalty-free license to market (as defined in the License Agreement) in such country and when all the License Periods have expired in each country in the Territory, a royalty-free license to manufacture the product in India and the PRC.

c)	Under an Assignment and Assumption Agreement, the Company is required to pay of royalties to SciGen Singapore equal to 5% of Net Sales. Royalty payments of $4 and $18 were recorded in cost of revenues for the nine months ended September 30, 2016, and 2015, respectively.

Commitments

a)	Under a rental agreement for the Company’s manufacturing site in Rehovot, Israel, the Company is committed to pay $270 per year as rental costs until January 2017. The annual expense was allocated between cost of revenues, general and administrative services (“G&A”) and research and development. The rental cost is linked to the Israeli consumer price index (“CPI”). Per the terms of the rental agreements, the Company is obligated to obtain bank guarantees equal to six months’ payments. On February 24, 2016 the Company renewed the rental agreement for Rehovot, Israel. The term is for five years ending January 31, 2022. The renewed lease includes a five-year option to extend until January 31, 2027 with an increase of 10%. The amount of the lease is approximately $29 per month and linked to the CPI. The Company entered into an agreement for additional office space under which it is obligated to pay an additional $5 per month and linked to the CPI. The commitments for existing and additional space are for a term of five years ending January 31, 2022.

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VBI Vaccines Inc.

(Formerly SciVac Therapeutics, Inc.)

Notes to condensed consolidated financial statements (unaudited)

For the nine months ended September 30, 2016

(Expressed in U.S. dollars in thousands)

b)	VBI Cda’s research facility, which is comprised of laboratory and office space, is held pursuant to a sub-sublease that was entered into on September 1, 2014 with Iogen Corporation and subsequently amended to include some additional space and extend the initial term to December 31, 2019. VBI Cda has the right to extend the term for two periods of three years. VBI Cda has a right to terminate the sub-sublease after one year by providing no less than 6 months’ notice to Iogen Corporation, while Iogen Corporation has the right to terminate the sub-sublease after the second year by providing no less than 6 months’ notice to VBI Cda. The base and additional rent for the premises is currently $19 USD per month through December 31, 2019.

c)	The Company’s headquarters, which is comprised of office space, is held pursuant to a lease agreement that was entered into on May 31, 2012 with American Twine Limited Partnership (“ATLP”). The lease has been amended four times since it was entered into for the purpose of revising the length of the term and providing for a new base rent. Pursuant to the fourth amendment, which was entered into on May 1, 2014, the lease term was extended to April 30, 2017 with a base rent for the premises of $10 per month. VBI is responsible for the payment of additional rent, including a pro rata share of real estate taxes, operating expenses, as defined in the lease, and betterment assessments, as defined in the lease. Six months following the first anniversary of the date of the fourth amendment and so long as the Company is not in breach of the terms of the lease, either ATLP or VBI may terminate the lease upon 60 days’ notice.

The remaining minimum annual lease commitments relating to this premise are:

2016 - remaining	$178
2017	693
2018	652
2019	652
2020	426
Thereafter	450
$3,051

14. REVENUE BY GEOGRAPHIC REGION

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015

Revenue in Israel	$116	$47	$206	$544
Revenue in Asia	-	-	4	9
Revenue in Europe	165	57	201	412
Total revenues	$281	$104	$411	$965

15. PROPERTY AND EQUIPMENT, NET BY GEOGRAPHIC REGION

	As of September 30, 2016	As of December 31, 2015

Property and equipment in Israel	$1,718	$1,750
Property and equipment in North America	143	-
Total Property and equipment	$1,861	$1,750

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